Exhibit 99.2

Execution Version

Shareholders Rights Agreement

This Shareholders Rights Agreement (this “Agreement”) is made and entered into as of February 11, 2019 (the “Effective Date”) by and amongst (a) Priortech Ltd. (“Priortech”), and (b) Chroma ATE Inc. (“Chroma”). Each of Priortech and Chroma may be referred to as a “Party” and collectively the “Parties”.

Whereas
Priortech is a controlling shareholder of Camtek Ltd., a public company organized under the laws of the State of Israel (the “Company”), the shares of which are traded on the Tel-Aviv Stock Exchange and on NASDAQ;

Whereas
Priortech and Chroma have entered into a share transfer agreement of even date hereof (the “Share Transfer Agreement”), pursuant to which, subject to the terms and conditions set forth in the Share Transfer Agreement, at the Closing (as such term is defined in the Share Transfer Agreement), Chroma shall purchase from Priortech 6,117,440 ordinary shares of the Company, nominal value NIS 0.01 each (“Ordinary Shares”);

Whereas
Camtek and Chroma have entered into a share purchase agreement of even date hereof (the “Share Purchase Agreement”), pursuant to which, subject to the terms and conditions set forth in the Share Purchase Agreement, at the Closing, the Company shall issue to Chroma 1,700,000 of the Company’s Ordinary Shares;

Whereas
Camtek and Chroma have entered into a strategic cooperation agreement of even date hereof (the “Strategic Cooperation Agreement”) pursuant to which Camtek and Chroma shall cooperate on the development of certain products and the license of certain technologies;

Whereas
as of the Closing, Priortech and Chroma shall together hold approximetly 16,977,695 Ordinary shares, which assuming the issued and outstanding share capital on the Effective Date together with the further issuance of the 1,700,000 Shares to be issued by Camtek at and subject to the closing of the Share Purchase Agreement would, constitute 44.52% of the Company’s issued and outstanding share capital on an as-issued basis, and 42.67% of the Company’s issued and outstanding share capital on a fully-diluted basis and wish to set forth hereunder the general terms and conditions with respect to their relationship as jointly being the controlling shareholders in the Company; and

Whereas	Priortech and Chroma agree that this Agreement shall become effective as of and subject to the Closing of the Share Transfer Agreement.

Now, Therefore, in consideration of the mutual promises contained in this Agreement, the Parties agree as follows:

1.	Voting in Shareholders Meetings

1.1.	The Parties hereby agree that, as of the Closing, they shall vote their shares at shareholders’ meetings of the Company (“Shareholders Meeting(s)”) in accordance with the majority vote between them.

1.2.	Notwithstanding Section 1.1 above, the following material issues shall require the approval of both Parties (“Material Issue(s)”):

1.2.1.	Amendments to the Company’s Articles of Association;

1.2.2.	Appointment of the Company’s auditor;

1.2.3.	Liquidation of the Company; and

1.2.4.
An interested party transaction in which a shareholder of the Company, holding at least 5% of the Company’s issued and outstanding share capital, has a “personal interest” as such term is defined under the Israeli Companies Law, 1999 (the “Companies Law”) (other than with respect to matters relating to compensation as set forth in Section 1.4 below).

Execution Version

1.3.
In the event that any Material Issues are on the agenda, the Parties shall mutually agree upon the manner in which they will vote at such Shareholders Meeting. In the event of a disagreement between the Parties on a Material Issue, the Parties shall attempt to resolve such disagreement in good faith. Should the Parties fail to resolve their disagreement on such Material Issue within the period beginning on the date the notice of the shareholders meeting is provided and ending on the date of the Shareholders meeting, the Parties agree to unanimously vote against such Material Issue.

1.4.
Notwithstanding anything to the contrary herein, with respect to any matter relating to the compensation of executives and directors of the Company, the Parties hereby agree to vote on such matter in accordance with the approvals and/or recommendations provided by the Company’s independent compensation committee as required under Nasdaq listing rules.

2.	The Preliminary Meeting

2.1.
Prior to each Shareholders Meeting, a preliminary meeting will be held, either in-person or via teleconference (a “Preliminary Meeting”), in order to discuss the matters on the agenda of the Shareholders Meeting, with the intent of reaching a mutual agreement on the manner in which the Parties shall vote at such Shareholders Meeting. Notwithstanding the aforesaid, it is hereby clarified that non-compliance with the provisions of this Section 2 shall not derogate from the Parties’ obligation to vote their shares in accordance with Sections 1 and 3 of this Agreement.

2.2.
The Preliminary Meeting shall take place on the third Business Day prior to the date scheduled for the Shareholders Meeting, at 10:00 Israel standard time / 16:00 Taiwan standard time, unless one Party requests that the Preliminary Meeting be held on a different Business Day or hour (which is at least 48 hours prior to the Shareholders Meeting), and the other Party has agreed in writing to such request. “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in Tel Aviv, Israel or Taipei, Taiwan are authorized by law to be closed.

2.3.
If a quorum is not present at a Preliminary Meeting within thirty (30) minutes of the time set for such meeting, the Preliminary Meeting shall be adjourned and an adjourned Preliminary Meeting shall, automatically and without the need for any further action, be held on the next Business Day following the date set for the initial Preliminary Meeting and at the same hour scheduled for such initial Preliminary Meeting.

2.4.
The legal quorum for a Preliminary Meeting (including an adjourned Preliminary Meeting) shall be the presence and participation of representatives of both Parties, either in-person or via a teleconference.

2.5.
A written resolution signed by the representatives of both Parties shall have the same effect, for any purpose, as if it had been received at a Preliminary Meeting duly held according to the terms of this Agreement, provided that such resolution is signed prior to the date of the Shareholders Meeting. To the extent that for any reason no Preliminary Meeting was held, each Party may provide a notice with respect to its voting position and the terms of Section 1 above shall apply accordingly.

Execution Version

3.	Designation of Board Members

3.1.
The Parties agree that, as of the Closing, they shall vote at Shareholders Meetings at which the agenda includes the composition of the Company’s Board of Directors (the “Board”) in accordance with the terms of Section 1 above. Notwithstanding the above, the Parties agree to  use their voting and controlling power in order to have the members of the Board be designated in accordance with the terms of Sections 3.2 – 3.4 below;

3.2.
(a) as long as Priortech holds at least 20% of the Company’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate three (3) directors; (b) as long as Priortech holds less than 20% but at least 15% of the Company’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two (2) directors; (c) as long as Priortech holds less than 15% but at least 10% of the Company’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one (1) director; and (d) in the event that Priortech holds less than 10% of the Company’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors;

3.3.
(a) as long as Chroma holds more than 15% of the Company’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate two (2) directors; (b) as long as Chroma holds at least 10% but up to 15% of the Company’s issued and outstanding share capital on an as-issued basis, it shall be entitled to designate one (1) director; and (c) in the event that Chroma holds less than 10% of the Company’s issued and outstanding share capital on an as-issued basis, it shall not be entitled to designate any directors; and

3.4.	In addition to the above, the Board shall be comprised of at least two (2) external directors, which shall serve in accordance with the provisions of the Companies Law, 1999.

4.	Holdings Threshold Undertakings

The Parties hereby agree that, as of the Closing and as long as this Agreement is effective, unless Priortech’s holding of the total issued and outstanding shares of the Company on an as-issued basis falls below 20% for a period of over sixty (60) consecutive calendar days: (a) Chroma shall at all time be subject to a maximum holding of twenty point five percent (20.5%) of the total issued and outstanding shares of the Company on an as-issued basis (the “Maximum Holding”); and (b) the Parties shall not jointly hold more than forty five percent (45%) of the total issued and outstanding shares of the Company on an as-issued basis. For the purpose of this Section 4 it is clarified, that reference to either Party shall also include any related parties and/or affiliates of the Parties (which would be considered under applicable Israeli law to be part of the controlling group). It is also clarified that Chroma is entitled, at any time, to purchase additional shares of the Company in the course of ordinary trade in the market as long as its holdimgs shall not exceed the Maximum Holding.

5.	Right of First Offer

5.1.
The Parties agree that, as of the Closing, the sale by either Party of its shares in the Company which constitute at such time 5% or more of the total issued and outstanding shares of the Company on an as-issued basis (in one single transaction or in aggregate from a series of related transactions, occurring within a rolling six (6) month period) to any third party (a “Potential Buyer”), other than in the course of ordinary trade in the market, shall be subject to a right of first offer, as set forth below (such sale, a “Qualified Sale”).

5.2.
A Party wishing to perform a Qualified Sale (the “Selling Party”) shall provide the other Party (the “Non-Selling Party”) with a notice (the “Notice”) detailing the number of shares it wishes to offer (the “Selling Shares”) and the consideration.

5.3.
The Non-Selling Party shall have the first right and option, but not obligation, to present the Selling Party with an offer to purchase all of the Selling Shares pursuant to the Notice (the “Offer”) within thirty (30) calendar days from the receipt of the Notice (the “Acceptance Period”).

Execution Version

5.4.
If the Non-Selling Party agrees to purchase all the Selling Shares under the terms set forth in the Offer, then subject to the execution of the payment to the Selling Party pursuant to the payment terms and performance of other conditions as set out in the Offer, the Selling Party shall transfer to the Non-Selling Party the Selling Shares under the terms specified in the Offer, within twenty one (21) calendar days from Non-Selling Party’ notice of agreement or at another time to be agreed between the Parties.

5.5.
If the Non-Selling Party does not purchase all the Selling Shares in accordance with the Offer, or does not respond to the Offer within the Acceptance Period, then the Selling Party shall be entitled, within one hundred and fifty (150) calendar days (the “Third Party Offer Period”), to enter into a binding agreement regarding the sale of the Selling Shares (all or part thereof) to any third party, provided that the sale of the Selling Shares shall be made under the terms of the Offer, or at a higher price.

5.6.
If the Acceptance Period has passed with respect to a third party and the Selling Party has not yet sold or transferred to any third party the Selling Shares in the Third Party Offer Period in accordance with the conditions set out in Section 5.5 above, then the Selling Party will not be entitled to transfer or sell to third parties the Selling Shares, unless all the terms and conditions set out in this Section 5 are re-applied.

5.7.
Notwithstanding the above, if the Potential Buyer is deemed a “Competitor” (as defined below), then the Selling Party shall be required to disclose the name of such Potential Buyer and seek prior written consent from the Non-Selling Party to proceed with the Qualified Sale, even if the Non-Selling Party does not respond within the Acceptance Period or the Acceptance Period lapses.

5.8.
For the purpose of this Agreement, “Competitor” shall mean either: (i) an entity which competes in a substantial manner with the Company’s core business or (ii) an entity which is in the industry of test & measurements, is headquartered in PRC (including Hong Kong and Macao) or Taiwan and the majority of its business competes in a substantial manner with Chroma’s core business.

6.	Lock Up

The Parties hereby agree that, as of the Closing and for a period of two years thereafter, excluding liens permitted pursuant to Section 7 below, neither Party shall sell, exchange, transfer or dispose of, whether directly or indirectly, and shall not make any agreement or commitment to do any of the same, any or all of its rights, title or interest in or to any of their shares in the Company to a third party without the prior written consent of the other Party. Nevertheless, this Section 6 shall not apply to a sale by either Party in the course of ordinary trade in the market of shares of the Company which do not exceed, during any consecutive period of 12 months, 2% of the Company’s shares on an as-issued basis.

7.	Liens

No lien and/or pledge on the Company’s shares by any of the Parties, including assignment of rights by means of a lien, shall be allowed, except to a banking corporation or an established financial institution, subject to such banking corporation’s or established financial institution’s commitment to comply with the provisions of this Agreement. This Section 7 shall not derogate from the validity of any liens and/or pledges which: (i) exists as of the Effective Date; or (ii) iscreated in the framework of a refinancing of an existing loan under which an existing lien and/or pledge was already provided.

8.	Assignment

8.1.
A Party shall not sell its shares without assignment by seller, and acceptance by buyer, of the terms of this agreement with respect to the shares so sold, all subject to the provisions of Sections 5 and 6. An assignment of rights and/or obligations by either Party to any third party shall only be allowed under the following scenarios: (i) an assignment to a wholly-owned subsidiary (a “Permitted Transferee”); (ii) a sale of shares and an assinmnent of rights by either party, without the prior written consent of the other party, to a third party who is not a Competitor (as defined below); or (iii) a sale of shares to a third party with the prior written consent of the other Party; all in accordance with the terms of this Section 8 below. This Section 8 shall not apply to a sale of shares by either Party in the course of ordinary trade in the market.

Execution Version

8.2.
A condition precedent to an assignment under this Section 8, or to by either party (other than in the course of ordinary trade in the market), as applicable, shall be the signing by the assignee or purchaser, as applicable, prior to such assignment, of an undertaking pursuant to which it shall explicitly join this Agreement as a party hereof and assume all the rights and obligations of the assigning Party under this Agreement in proportion to the shares held by the assignee following the assignment or sale, as applicable.

8.3.
In the event that a Permitted Transferee shall cease to qualify as a “Permitted Transferee”, then it shall, prior to the date in which it ceases to qualify as a Permitted Transferee, return the shares it has received to the assigning Party.

8.4.
The assignee and assigning Party shall each be a Party to this Agreement and their holdings shall be summed together with the holdings of any other Party – such that the Parties together shall continue to be the controlling group in the Company.

8.5.
Without derogating from any remedy under this Agreement or under any law, any transaction pursuant to which the Company’s securities are transferred not in accordance with the provisions of this Section 8 shall be null and void.

9.	Distribution

Subject to applicable law and to the Company’s cash flow requirements as determined by the Board in accordance with the Company’s budget and business plan, the Parties shall use their voting and controlling power in order for the Company to distribute at least 50% of its profits (as defined in Section 302 of the Companies Law, 1999) which are permitted for distribution, annually, as a dividend to its shareholders, in accordance with their proportionate share in the issued and outstanding share capital of the Company at that time. The foregoing shall not derogate from the authority of the Board at any time to declare a larger dividend distribution.

10.	Termination

This Agreement shall be terminated in its entirety at such time as either Priortech or Chroma holds less than 5% of the Company’s issued and outstanding share capital on an as-issued basis for a period of sixty (60) consecutive calendar days.

11.	Confidentiality and disclosure of information

11.1.
The Parties undertake to keep any Confidential Information provided to them in strict confidence, and not to disclose, publish or transfer Confidential Information to any third party, whether directly or indirectly, in exchange for or without consideration.

For the purpose of this Section 11 - “Confidential Information” means any information disclosed by one Party (“Disclosing Party”) to the other Party (“Receiving Party”) which relates, directly or indirectly, to (a) the Company or (b) corporations held by the Company, or (c) the Disclosing Party, including their property, assets, business, clients, plans, financial or marketing data, their professional, commercial, business and/or technological secrets or their engagements with third parties, any other material or information received or which Receiving Party may receive from the Company, corporations held by the Company or any of their affiliates, their employees, consultants, representatives and/or anyone acting on their behalf, and including any information disclosed and/or exchanged between the Parties in connection with their relationship as controlling shareholders of the Company including the voting in Shareholders Meeting and/or Preliminary Meetings, whether any of the above is disclosed orally or in writing, by electronic means or otherwise, all except for information which: (a) is in the public domain or which has become public other than as a result of breach by Receiving Party of its obligations hereunder; (b) is required to be disclosed by a competent authority and/or under applicable law, regulations or stock market rules, or which is required to be disclosed for the performance of this Agreement (subject to Section 11.2 below); (c) is provided to Receiving Party by a third party not in breach of a duty of confidentiality towards the Disclosing Party and/or the Company; or (d) is disclosed to Receiving Party’s office holders, employees, consultants, or authorized representatives (“Representatives”) on a need-to-know basis, and provided that such Representatives shall be subject to confidentiality obligations not less stringent than the confidentiality obligations set forth in this Agreement.

Execution Version

11.2.
In the event that any Party is required to disclose Confidential Information pursuant to any applicable laws, regulations or stock market rules, each Party undertakes to reasonably provide the other Party with a prior written notice (to the extent permitted under law), in order to enable the other Party to act in order to prevent or to provide their reasonable comments to the disclosure of Confidential Information. In any event, the Confidential Information shall not be disclosed except to the extent specifically required for this purpose, and if there is no specific requirement, then it shall be disclosed only after consultation between both Parties (provided that such consultation is permitted under law). Each Party undertakes to use its best efforts to ensure that any Confidential Information disclosed pursuant to this Section 11.2 is handled confidentially, subject to the provisions of any law. For the avoidance of doubt, it is hereby clarified that the provisions of this Section 11 shall not restrict either Party from disclosing information required, pursuant to the Parties’ obligations as public companies / reporting corporations, or for the purpose of publishing prospectuses and public offerings.

11.3.	The Parties’ confidentiality undertaking in accordance with Section 11 above shall remain in force for a period of three (3) years following the termination of this Agreement.

12.	Non-Competition

During the term of this Agreement and for a period of two (2) years after its termination, each Party shall not, either directly or indirectly, manufacture, distribute or assist or support the manufacturing or distribution of any products, which directly compete with the products manufactured or distributed currently or in the future in the semiconductor space by the Company.

13.	Miscellaneous

13.1.	Headings. The headings contained in this Agreement are solely for convenience of reference and shall not affect the interpretation of this Agreement.

13.2.	Defined Terms. Unless otherwise specifically stated herein, all capitalized terms used herein shall have the meaning ascribed to them in the Purchase Agreement.

13.3.
Entire Agreement. This Agreement, the Purchase Agreement and all exhibits attached hereto and thereto constitute the entire agreement among the Parties regarding the transactions contemplated herein and therein.

13.4.
Limitations on Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Parties, any rights or remedies under this Agreement. A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act (Cap. 53B) of Singapore to enforce any of its terms.

Execution Version

13.5.
M&A Transaction. It is hereby agreed that the provisions of Sections 5, 6 and 8 shall not apply to a transaction in which one of the following events occurs: (i) an acquisition of the Company by means of merger (with or into another entity), reclassification of the Company’s securities, or any other form of corporate reorganization in which outstanding shares of the Company are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring company or its subsidiary; or (ii) consolidations or other transactions, or series of related transactions, in which more than fifty percent (50%) of the voting power of the Company would be disposed or transferred (other than by way of an IPO).

13.6.	Fees and Expenses. Each Party shall bear its own legal fees and all related expenses in connection with this Agreement.

13.7.
Further Actions. At any time and from time to time, each Party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effect the purposes of this Agreement.

13.8.
Notices. All notices required or permitted hereunder to be given to a Party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile or e-mail transmission, on the Business Day on which such transmission is sent and confirmed, (iii) if mailed by registered mail, return receipt requested, two (2) Business Days following the date it was mailed, to such Party’s address as set forth below or at such other address as such Party shall have furnished to each other Party in writing in accordance with this provision:

If to Priortech (or any member thereof):

Priortech Ltd. Attn.: Yotam Stern

10 Haoman St,

Industrial Area South, P.O. Box 631,

Migdal Haemek, 2310502. Israel
Tel:+972-4-6544300

Email: ystern@pcb.co.il

With a copy to (which shall not constitute a notice) to:

Shibolet & Co., Law Offices
4 Berkowitz St., Tel-Aviv, Israel
Tel: +972-37778333
Fax: +972-37778444

Email: L.aviram@shibolet.com

Attn:  Lior Aviram

Execution Version

If to Chroma (or any member thereof):

Chroma ATE Inc. Attn.: Lawrence Wu

1F., No.66, Huaya 1st Rd.,

Guishan Dist., Taoyuan City 333,

Taiwan (R.O.C.)

Tel: +886-3-327-9999

Email: lawrence.wu@chroma.com.tw

With a copy to (which shall not constitute a notice):

Jones Day

Tel: +86-21-22018000

Email: ahuang@jonesday.com

Attn: Angel Huang

Each Party may from time to time change the address, fax number or email address to which notices to it are to be delivered or mailed hereunder by notice delivered or sent to the other Party in accordance herewith; provided, however, that any notice of change of address shall be deemed effective only upon its receipt, as shall be confirmed in writing by the Party receiving such notice of change.

13.9.	Amendments. This Agreement may be amended or modified in whole or in part only by a duly authorized written agreement that refers to this Agreement and is signed by the Parties.

13.10.
Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to either Party upon any breach or default by the other Party under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

13.11.
Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected, impaired or invalidated thereby.

13.12.
Governing Law; Jurisdiction. This Agreement and all disputes and claims arising out of or in connection thereto shall be governed by and construed in accordance with the laws of Singapore (without regards to its conflict of law’s provisions). Any dispute arising out or in connection with this Agreement, including any question regarding its existence, validity or termination shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the SIAC (“SIAC Rules”) in force at the time of the request for arbitration, which rules are deemed to be incorporated by reference in this clause. The arbitration shall take place in Singapore at the SIAC. The seat of the arbitration shall be Singapore. The arbitration proceeding shall be conducted in English. The arbitration award shall be final and binding on the Parties and shall not be subject to any appeal, and the Parties shall be bound thereby and shall act accordingly. Judgment on the award of the arbitrators may be enforced by any court of competent jurisdiction. The losing Party, as determined by the arbitrators, shall pay all out-of-pocket expenses incurred by the prevailing Party (including, without limitation, legal fees), as determined by the arbitrators in connection with any such dispute. Notwithstanding the foregoing, each Party shall retain the right to seek for provisional remedies, including interlocutory and/or injunctive reliefs, in any jurisdiction in which there is a breach by the other Party of any undertakings under this Agreement.

13.13.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

Execution Version

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

Chroma ATE Inc. By: _______________________ Name: _______________________ Title: _______________________	Priortech Ltd. By: _______________________ Name: _______________________ Title: _______________________